UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

October 22, 2008

BHP BILLITON LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

180 LONSDALE STREET, MELBOURNE, VICTORIA

3000 AUSTRALIA

(Address of principal executive offices)

BHP BILLITON PLC

(REG. NO. 3196209)

(Exact name of Registrant as specified in its charter)

ENGLAND AND WALES

(Jurisdiction of incorporation or organisation)

NEATHOUSE PLACE, VICTORIA, LONDON,

UNITED KINGDOM

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

22 October 2008
Number 35/08

BHP BILLITON QUARTERLY REPORT ON
EXPLORATION AND DEVELOPMENT ACTIVITIES
QUARTER ENDED 30 SEPTEMBER 2008

This report covers the Group's exploration and development activities for the quarter ended 30 September 2008. This report, together with the Production Report, represents the Interim Management Statement for the purposes of the UK Listing Authority's Disclosure and Transparency Rules. There have been no significant changes to the financial position of the Group in the quarter ended 30 September 2008. Unless otherwise stated, BHP Billiton's interest in the projects referred to in this report is 100 per cent and references to project schedules are based on calendar years.

DEVELOPMENT

First production was successfully achieved during the quarter at Neptune and North West Shelf Train 5 (both petroleum). In addition, North West Shelf Angel (petroleum) delivered first production on 3 October 2008. These projects will not be reported in future Exploration and Development Reports.

During the quarter, we sanctioned two gas projects - Bass Strait Turrum and Angostura Gas Phase II. Atlantis North is now also detailed in the report.
PROJECT AND OWNERSHIP	SHARE OF APPROVED CAPEX US$M	INITIAL PRODUCTION TARGET DATE	PRODUCTION CAPACITY (100%)	QUARTERLY PROGRESS
Petroleum Projects
Neptune (US) 35% Oil/Gas	405	Mid CY08	50,000 barrels of oil and 50 million cubic feet gas per day	First production announced, see News Release dated 6 July 2008.
North West Shelf Train 5 (Australia) 16.67% LNG	350	Late CY08	LNG processing capacity of 4.4 million tpa	Start-up achieved ahead of schedule and on budget. See News Release dated 1 September 2008.
North West Shelf Angel (Australia) 16.67% Oil/Gas	200	End CY08	800 million cubic feet gas per day and 50,000 bpd condensate	Start-up achieved ahead of schedule and on budget. See News Release dated 3 October 2008.
Shenzi (US) 44% Oil/Gas	1,940	Mid CY09	100,000 barrels of oil and 50 million cubic feet gas per day	Ahead of schedule and on budget. Subsea hook-up of wells and commissioning of topsides commenced. Two of five wells complete, with the third and fourth wells nearing completion.
Atlantis North (US) 44% Oil/Gas	185	H2 CY09	Tieback to Atlantis South	On schedule and budget. Flowlines installed and manifold fabrication continuing.
Pyrenees (Australia) 71.43% Oil/Gas	1,200	H1 CY10	96,000 barrels of oil and 60 million cubic feet gas per day	On schedule and budget. Floating Production Storage and Offtake (FPSO) conversion continues.
Angostura Gas Phase II (Trinidad and Tobago) 45% Gas	180	H1 CY11	280 million cubic feet gas per day	On schedule and budget. The project was sanctioned during the quarter. See News Release dated 16 September 2008.
Bass Strait Kipper (Australia) 32.5% - 50% Gas/Gas Liquids	500	CY11	10,000 bpd condensate and processing capacity of 80 million cubic feet gas per day	On schedule and budget. Line pipe delivered, with engineering and procurement progressing.
Bass Strait Turrum (Australia) 50% Gas/Gas Liquids	625	CY11	11,000 bpd condensate and processing capacity of 200 million cubic feet gas per day	On schedule and budget. The project was sanctioned during the quarter. See News Release dated 25 July 2008.
North West Shelf North Rankin B Gas Compression (Australia) 16.67% LNG	850	CY12	2,500 million cubic feet gas per day	On schedule and budget. Detailed engineering and procurement progressing.

PROJECT AND OWNERSHIP	SHARE OF APPROVED CAPEX US$M	INITIAL PRODUCTION TARGET DATE	PRODUCTION CAPACITY (100%)	QUARTERLY PROGRESS
Minerals Projects
Alumar - Refinery Expansion (Brazil) 36% Alumina	900	Q2 CY09	2 million tpa of alumina

On schedule with revised budget. Budget revised due to foreign exchange and other industry cost pressures which are in line with other major projects in Brazil. Engineering is complete and procurement well advanced. Construction is 70% complete with the project overall 85% complete.

Worsley Efficiency & Growth (Australia) 86% Alumina	1,900	H1 CY11	1.1 million tpa of alumina	On schedule and budget. Major contracts for precipitation, structural, mechanical and piping awarded. Site works commenced.
Iron Ore (Western Australia) RGP4 86.2% Iron Ore	1,850	H1 CY10	26 million tpa additional iron ore system capacity	On schedule and on budget in local currency. Engineering is now over 90% complete and construction is 48% complete.
Gemco (Australia) 60% Manganese	110	H1 CY09	1 million tpa of additional manganese concentrate	On schedule and budget in local currency. Project civil construction is underway and procurement activities progressing well. Project is 65% complete.
Klipspruit (South Africa) 100% Energy Coal	450	H2 CY09	Incremental 1.8 million tpa export thermal coal Incremental 2.1 million tpa domestic thermal coal	On schedule and budget. Engineering significantly advanced with civil and plant erection works progressing well. Project is over 50% complete.
Douglas-Middelburg Optimisation (South Africa) 100% Energy Coal	975	Mid CY10	10 million tpa export thermal coal and 8.5 million tpa domestic thermal coal (sustains current output)	On schedule and budget. Earthworks and civil engineering are well advanced and steel fabrication is progressing as scheduled. All long lead time items ordered.
Newcastle Third Port Project (Australia) 35.5% Energy Coal	390	CY10	Export coal loading facility 30 million tpa	On schedule and budget. Project is over 20% complete.

MINERALS EXPLORATION

BHP Billiton remains committed to invest in our future through the pursuit of global exploration opportunities for key commodities of interest utilising both in-house capabilities and partnerships.

Grassroots exploration continued on copper targets in Australia, Chile, Argentina and the Democratic Republic of Congo (DRC); on nickel targets in Australia, Russia, Colombia and Africa and on diamond targets in the DRC and Canada. Exploration for iron ore, coal, bauxite and manganese was undertaken in a number of regions including Australia, South America, Russia and West Africa.

For the quarter ended 30 September 2008, BHP Billiton spent US$166 million on minerals exploration, of which US$146 million was expensed.

PETROLEUM EXPLORATION

Exploration and appraisal wells drilled during the quarter or in the process of drilling as at 30 September 2008.
WELL	LOCATION	BHP BILLITON EQUITY	STATUS
Calliance-3	Browse Basin Western Australia WA-28-R	20% BHP Billiton (Woodside operator)	Hydrocarbons encountered. Well suspended.
Lambert-8	Dampier Sub-Basin Western Australia WA-16-L	16.67% BHP Billiton(Woodside operator)	Drilling ahead.
Shenzi-8[1]	Green Canyon Gulf of Mexico GC610	44% BHP Billiton operator	Drilling ahead.

Petroleum exploration expenditure for the quarter ended 30 September 2008 was US$148 million, of which US$107 million was expensed.

1 Shenzi-8 is the replacement well for Shenzi-7, which was plugged and abandoned after encountering mechanical difficulties in the top-hole section.

Further information on BHP Billiton can be found on our Internet site: www.bhpbilliton.com

Australia Samantha Evans, Media Relations Tel: +61 3 9609 2898 Mobile: +61 400 693 915 email: Samantha.Evans@bhpbilliton.com	United Kingdom & South Africa Andre Liebenberg, Investor Relations Tel: +44 20 7802 4131 Mobile: +44 7920 236 974 email: Andre.Liebenberg@bhpbilliton.com
Peter Ogden, Media Relations Tel: +61 3 9609 2812 Mobile: +61 428 599 190 Email: Peter.Ogden@bhpbilliton.com	Illtud Harri, Media Relations Tel: +44 20 7802 4195 Mobile: +44 7920 237 246 email: Illtud.Harri@bhpbilliton.com
Leng Lau, Investor Relations Tel: +61 3 9609 4202 Mobile: +61 403 533 706 email: Leng.Y.Lau@bhpbilliton.com	United States Scott Espenshade, Investor Relations Tel: +1 713 599 6431 Mobile: +1 713 208 8565 email: Scott.Espenshade@bhpbilliton.com
Ruban Yogarajah, Media Relations Tel: US +1 713 966 2907 or UK +44 20 7802 4033 Mobile: UK +44 7827 082 022 email: Ruban.Yogarajah@bhpbilliton.com

BHP Billiton Limited ABN 49 004 028 077 Registered in Australia Registered Office: Level 27, 180 Lonsdale Street Melbourne Victoria 3000 Telephone +61 1300 554 757 Facsimile +61 3 9609 3015	BHP Billiton Plc Registration number 3196209 Registered in England and Wales Registered Office: Neathouse Place London SW1V 1BH United Kingdom Telephone +44 20 7802 4000 Facsimile +44 20 7802 4111

                                                                  The BHP Billiton Group is headquartered in Australia

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited and BHP Billiton Plc

Date: 22 October 2008	By:	Jane McAloon
	Name:	Jane McAloon
	Title:	Group Company Secretary